  Exhibit 99.1

Prophecy Development Corp. Announces Closing of C$5.52 Million Bought Deal Financing

VANCOUVER, B.C. (November 22, 2018) – Prophecy Development Corp. (“Prophecy” or the “Company”) is pleased to announce that it has closed its previously announced bought deal financing for aggregate gross proceeds of C$5,520,000 (the “Offering”). The net proceeds of the Offering will be used to continue exploration and advance development and permitting of the Company’s Gibellini Vanadium Project and for general corporate purposes.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or under any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereunder. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Prophecy
Prophecy is developing the Gibellini project – the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Nevada, Gibellini has the largest NI 43-101 compliant measured and indicated primary vanadium resource known in the USA and is currently undergoing EPCM and EIS preparation. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.

ON BEHALF OF THE BOARD

“Gerald Panneton”

President and CEO

For more information about Prophecy, please contact Investor Relations:

+1.888.513.6286

ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

All statements in this press release, other than statements of historical fact, are "forward-looking information" with respect to Prophecy within the meaning of applicable securities laws, including statements regarding the expected use of proceeds of the Offering. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "planned", "expect", "project", "predict", "potential", "targeting", "intends", "believe", "potential", and similar expressions, or describes a "goal", or variation of such words and phrases or state that certain actions, events or results "may", "should", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made including, among others, currency exchange rates being approximately consistent with current levels; certain price assumptions for vanadium and other metals; prices for and availability of fuel and electricity; production forecasts meeting expectations; labour and materials costs increasing on a basis consistent with Prophecy’s current expectations; market developments and trends in global supply and demand for vanadium and other metals meeting expectations; favourable operating conditions; political stability; licenses and permits (and renewals thereof); stability of labour markets and in market conditions in general; estimates of costs and expenditures to complete our programs; and goals and the speculative nature of mineral exploration and development in general, including the risk of diminishing quantities or grades of mineralization. Many assumptions are based on factors and events that are not within the control of Prophecy and there is no assurance they will prove to be correct.

Such forward-looking information, involves known and unknown risks, which may cause the actual results to be materially different from any future results expressed or implied by such forward-looking information, including, the cost, timing and amount of estimated future capital, operating exploration, acquisition, development and reclamation activities; the volatility of the market price of the common shares of the Company; judgment of management when exercising discretion in their use of proceeds from offerings of securities; sales of a significant number of common shares of the Company in the public markets, or the perception of such sales, could depress the market price of the common shares of the Company; potential dilution with the issuance of additional common shares of the Company; as well as those factors discussed in the Annual Information Form of the Company dated March 29, 2018 in the section entitled "Risk Factors", under Prophecy’s SEDAR profile at www.sedar.com.

Although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Prophecy disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.